Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their

 2

entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

***

The following transcript and slides are from a speech given by Bruce Gordon, Executive Vice President & General Manager Canadian Division, Manulife Financial Corporation at the Annual General Meeting for Maritime Life Assurance Company on April 7, 2004.

***

Address by Bruce Gordon

Executive Vice President and General Manager

Manulife Financial

Canadian Division

Maritime Life Annual General Meeting Luncheon

Halifax, Nova Scotia

April 7, 2004

Check against delivery

Honourable Minister Regan, Honourable Premier Hamm, Honourable Mayor Kelly, and the many honourable and distinguished employees, shareholders and guests of Maritime Life here today.

I want to thank you for this opportunity to speak with you on such a momentous occasion — in the history of Maritime Life and Halifax, in the history of Manulife Financial and the history of Canada’s life insurance industry.

Also a special ‘thank you’ to Bill for your kind remarks and strong support over the past number of months. I’m very pleased to be here in Halifax again – especially without a hurricane or six feet of snow to make all of our lives just that much more challenging.

Since last September, I’ve had the great pleasure of working very closely with Bill and other Maritime Life staff, seeing your beautiful city many times. And I consider myself blessed as well with seeing how you respond to the most momentous challenges and – in well-known Maritime fashion – how you take the proverbial bull by the horns.

Just hours before we first planned to meet with Maritime Life staff here last September, hurricane Juan turned this entire province almost upside down.

To see how you all coped is testimony to what makes this city and your people here so great.

It’s a reflection of the strength of Halifax and Maritime life — in both the general and corporate sense of Maritime Life.

I’m not here to talk about hurricane Juan today though — and would like to share what we can about other developments affecting many of our lives.

As all know, Manulife Financial and Maritime Life’s parent company, John Hancock Financial Services based in Boston, are very close to finalizing a deal that will, in my opinion, make our combined companies a formidable financial powerhouse.

(Slide)

That will be true not only here in our great nation, but across North America and the 19 countries around the world where we will do business.

For those of you less familiar with Manulife, we also have a proud history dating back more than a century – and a clear goal to become the most professional companies of our type in the world.

In Canada, like yourselves, Manulife has been involved in mergers before — Dominion Life in the mid-1980s, North American Life, Confederation Life’s group business, and more recently Commercial Union and Zurich’s life and group businesses here in Canada.

Looking at our separate financial results, it’s clear that both Maritime Life and Manulife are active and successful players in the industry’s rapid consolidation.

Our results last year also suggest that together we’ll be a strong industry leader and effective manager of acquisitions and amalgamations.

By bringing together our two well-run companies, we can achieve even greater growth and long-term success, building on our collective strengths.

This new potential merger, in my opinion, is a great advance for Canada’s life insurance industry.

(Slide)

As you can see in the next two slides, combined, Manulife Financial, John Hancock and Maritime Life are making a significant move – together we will form the second-largest publicly traded company in Canada, based on market capitalization.

In Canada, when I look at the strengths we together can bring to the Canadian marketplace, I believe the upside in this merger is just phenomenal.

Also, we will be a major force internationally.

(Slide)

Not only will Maritime Life be part of a leader in Canada, but part of the second largest life insurance company in North America; and the fifth largest in the world.

One aspect of this transaction that we, as Canadians, should be particularly proud, is that Maritime Life – which has been owned by a U.S. parent since 1969 – will now have a Canadian owner that shares a long and rich Canadian history.

Also key to this is that Manulife is firmly committed to a significant presence in Halifax and we know very well the success of Maritime Life – as we know that we will all build on our combined successes.

In Canada, our combined roots will give us formidable strength, transforming two of this country’s leading and best-known insurers into a top market position.

I’m very proud of Manulife — and know why you are so proud of Maritime Life. Among the clear signs of success are not only your financial results, but the well-known satisfaction of your employees and customers.

Our vision within Manulife’s Canadian Division is to deliver on our promises by executing the basics — by delivering the products and the services that Canadians need. It’s a goal that we know Maritime Life shares as well.

We’ve both achieved success by staying focused – on our customers, by developing innovative products; by improving and expanding our distribution channels; by playing positive roles in the communities where we do business; and by encouraging our employees to participate and succeed.

Since last September, when this deal was first announced, we’ve completed a number of key steps. We’ve received approval from John Hancock shareholders in the United States.

We also recently completed hearings in Massachusetts, the main regulator for John Hancock, which was to determine if the merger satisfies the statutory requirements in Massachusetts for the acquisition of a domestic insurance company, and in Delaware, where John Hancock is incorporated.

Items considered at the hearings included, among others, Manulife’s financial strength, fairness of the terms of the acquisition to John Hancock policyholders and whether the acquisition would be harmful to the insurance-buying public. We’ve also completed many presentations to other government and regulatory bodies that must approve the transaction.

While much of our journey is complete, there are still parts of the road to travel before our companies become one.

While boards of Manulife and John Hancock have approved the merger — as have John Hancock shareholders — we still need final regulatory approvals in both the United States and Canada.

I’ve personally been on both sides of such deals, and know that the goal is to make the whole stronger than the sum of its parts.

Bringing our strengths together is not just an end in itself, but presents exciting opportunities.

Together, we can become an extremely strong competitor, not only in the Canadian marketplace, but wherever we operate around the globe.

(Slide)

The merger has tremendous upside in my opinion. Separately, we are already both significant financial players.

Our separate results released in February show that both Manulife and Maritime Life have healthy businesses in Canada, with Manulife earning almost $500 million last year, while Maritime Life’s net income was just shy of $100 million, new highs for both companies.

I’ve also worked in our U.S. Division and have some understanding of that marketplace and what this means south of the border.

(Slide)

As you can see in this slide, together we will be a market leader in Canada in every area we do business and a significant contributor toward helping Canadians make better financial decisions.

If you look at the blue box in the upper right corner, you can see that together we will be a formidable force in Canada — in every business where we operate.

Together, we will become a market leader serving more than one in five Canadians – with the combined market leadership and financial strength to provide them with the security they desire.

Also, it is worth noting that under federal legislation, we cannot be taken over ourselves – Bill C59, the legislation that allowed mutual insurers to become publicly traded companies in the late 1990s — assures us that we will move forward with confidence, in a strong and secure position. Under federal legislation, Manulife Financial, much like Canada’s major banks, must be widely held.

This means that we will not only remain a leader in Canada, but can move ahead with confidence as a Canadian-based leader in markets around the world. We are embarking on an exciting journey, one that will take us to the top of the insurance industry in Canada.

This is something of which I believe we both can be very proud.

We recognize though that with this great opportunity there are very key questions: In particular, what does this mean to Halifax? What does this mean to me?

These are questions being asked wherever we do business, and unfortunately, it is still too early to provide all of the answers.

While we’re much closer to gaining approval to bring our companies together, we still require final approvals from regulators before we can determine every element of the newly combined company moving forward.

So to announce detailed plans at this stage is premature.

I’m sure you’re wondering — will there be jobs lost and job changes as a result of this merger? It’s the same question on the minds of everyone, wherever we operate.

We certainly do expect some changes and we have been continually discussing our options over the past several months, awaiting word on when and whether our merger can proceed.

Some time after our merger closes, we will be in a better position to outline our plans to become a major competitor in all of our key markets.

In the meantime, our primary focus has been to maintain service to our customers, which requires talented, engaged employees — and Halifax is central to that goal.

What we do know is that here in Canada we will be leaders in all lines of our business, whether it’s insurance, money management, or other products helping our customers live their lives.

Part of what we can also say is that:

•	We will all be working for a company that is stronger, more successful and ready for the future.

•	We will be professionally challenged to find ways to put the combined resources of our companies to work, on behalf of our millions of Canadian producers, customers and shareholders.

•	This merger also means we will continue to be committed to being an employer of choice and a model corporate citizen in Halifax, the rest of Canada, and where ever we do business around the world.

As a sign of that commitment in Halifax, I also would like to share some background on a proposal we’re currently examining that could be a significant positive development here. It is a project based partly on experience in other industries, and our own recent experience in Kitchener-Waterloo.

We are currently examining the possibility for an International Software Development Centre that could have a significant impact on Halifax – which could make this city a base for a software centre that would serve a wide range of Manulife needs, not only in Canada, but internationally.

It would be structured to serve other wealth management and financial protection companies as well.

The concept for the Centre here is based on our recent successful experience with a project with IBM in Kitchener-Waterloo — where a centre of excellence has blossomed from a base of 200 Manulife employees just two years ago to now employ 400.

IBM’s Insurance Centre of Excellence based in Waterloo now serves a number of major customers.

Here in Halifax, we’re currently reviewing proposals from a number of major companies that have expressed a keen interest in working with us to set up a centre here that would transfer a large number of Information Systems staff to one or more third-party companies, with operations based here in Halifax.

Like our plans for overall integration, details for the Centre still hinge on a number of steps. But we are extremely optimistic that this proposal will come to fruition.

This Centre is just part of the vision we have for our combined operation – which is very similar to our vision at Manulife Canadian Division that has made us such a large success in the past.

The words ‘professionalism’ and ‘value-added’ are central to how both Maritime Life and Manulife operate in Canada, and how we provide our customers with what they need

Together, we want to be known for being the premier life-insurance-based financial services provider in Canada. That will largely come from three elements:

1.	innovative products;

2.	excellent customer service, everywhere we operate; and

3.	professional value-added advice

These services, from a company customers know will stand behind its promises, reflects a vision that we both share. The possibilities in Canada are exciting.

Manulife’s operation today, for example, does not offer individual disability coverage to Canadians. Maritime Life does.

On the flip side, Maritime Life currently does not have a virtual bank. We do, and Manulife Bank can help facilitate and sell other products. Also, Manulife has a strong presence in the mutual fund industry that will complement Maritime Life’s shelf of wealth management products.

The merger of our two already-strong businesses will create an internationally recognized financial provider based here in Canada — among market leaders in what is a very saturated market overall.

To be able to grow by 10 to 15 per cent a year when the overall Canadian market is only growing between one and two per cent will require that we build on all of our collective strengths.

By bringing our two great organizations together, I believe we will have that strength — through product, customer service, and employee satisfaction.

The clear rationale for this merger — the thing that will make it worthwhile — is our combined strength, our collective products, distribution and scale that Maritime Life, John Hancock, and Manulife bring to each other.

Fundamentally, this is about combining our strengths.

We see Halifax as a unique and important part of our plans moving forward. And we see Maritime Life’s business here as offering somewhat similar advantages to our operations in Kitchener-Waterloo – relatively lower costs of doing business combined with a base of excellent, well-educated and well-trained employees.

Such large-scale change creates new and great opportunities. Some functions may move, reporting structures may vary — I’ll have a new boss for sure – I will report to David D’Alessandro, not Dominic, but trust me, when a Mr. D’Alessandro calls, I will answer.

We’re extremely confident that talented, adaptable people here in Halifax have a key role and will be central to the strength of our new organization.

This combination will turn our two exceptionally strong and unique companies in Canada into a single, integrated dominant insurance franchise, whose scale and capital base will lead to even greater growth and shareholder value.

Our new global entity will have economies of scale and leverage the strengths of both companies — to create the best opportunities for growth and shareholder value and allow us to compete on an international basis.

The transaction will enable our company to compete more aggressively, improve our market position and generate stronger earnings.

This isn’t just about being the biggest.

You know from your own merger and acquisition experience that our combined companies will have greatly enhanced scale across a diversified set of businesses, a strong and stable investment portfolio and significantly expanded capital base.

The company also will have more diversified and balanced earnings, with more than half coming from core life insurance sales.

What are some other benefits?

Together, we will gain:

•	Access to deeper and more diversified distribution capabilities;

•	A more diverse and competitive product line, and the ability to make each company’s best products available to all distributors;

•	Stronger and leading market positions in all core business lines.

If we are good at what we do, we will continue to grow and will be adding jobs in the future.

For all of our customers, the merger will have no impact on the benefits, premiums, values or guarantees of current policies or contracts.

Our primary focus will be to maintain service to our customers, which requires talented, engaged employees.

As the integration process moves forward, all areas of the combined companies will be reviewed and overlaps in responsibilities will be identified. This will drive the decisions on where there are changes.

We know there will be changes in both companies, in all locations. However, regular turnover and controlled hiring policies will reduce the overall impact.

Manulife – as does Maritime — has a wealth of experience in dealing with both mergers and acquisitions

Together, we are committed to realizing our overall goal – to be the most professional life insurance company in the world.

We will continue to work hard to meet the needs of all of our existing customers and producers, and execute this merger extraordinarily well.

As one sign of our commitment — Bill Black, your President and CEO, has joined my top management team here in Canada, and is Executive Vice President of our Group Business.

Bill is among the top industry leaders in Canada and I’m proud to have him as a part of our team.

As another sign of our commitment, Manulife also wants to be a strong and significant contributor to Halifax.

When I mentioned hurricane Juan earlier, Manulife was among early contributors to Red Cross relief efforts, and to the recovery efforts to restore your beautiful Halifax Public Gardens.

We are significant contributors to centres wherever we do business and we intend on being a significant part of the future here in Halifax.

In closing, I am looking forward to what has already been a rewarding opportunity – the chance to work with such great people, the chance to prepare two of Canada’s leading insurance companies to become one of the greatest financial institutions in this country, and the opportunity to see the future become reality here in Halifax.

Thank you for allowing me to speak with you today and I look forward to working together with Bill and you in the days ahead.

Thank you

Bruce Gordon Executive Vice President & General Manager Canadian Division, Manulife Financial April 7, 2004

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Important Legal Information This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock's stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767). Forward-Looking Statements

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Global Leader: Top Canadian Company RBC Combined BNS Nortel TD BMO Thomson Encana BCE CIBC MFC IMO SLF GWO East 40.6 39.1 35.8 30.9 30.3 27.2 26.5 26.1 25.5 24.7 22.5 21.4 21.1 20.6 West 0 0 0 Approximately 5% of S&P/TSX Composite Index 39.1 Note: Market data as at March 31, 2004. Source: Bloomberg Financial Markets. Assumes C$/US$ f/x rate of 1.3143 Market Capitalization C$ in Billions

AIG Combined MET PRU MFC SLF GWO JHF PFG LNC JP 244.6 0 35.5 31.6 21.1 20.6 15 11 10.2 0 0 0 0 0 39.1 22.5 16.6 Manulife: A Market-Leading Global Life Insurer AIG ING AXA Generali Combined MET PRU AVIVA AEGON MFC PRU U.K. East 244.6 57.7 48.6 42.8 39.1 35.5 31.6 28.8 25.6 22.5 22.1 West 244.6 North American Life Insurers Global Life Insurers Market capitalization C$ in Billions 39.1 Note: Market data as at March 31, 2004. Source: Bloomberg Financial Markets. Assumes C$/US$ f/x rate of 1.3143

UNITED STATES UNITED STATES Product Rank Total Life 2 Universal Life 1 Variable Life 2 Small Case 401(k) 1 LTC 2 Variable Annuity 9 Fixed Annuity 7 Premier Market Positions CANADA CANADA Product Rank Individual Life 2 Group Life1,2 1 Individual Fixed Ann'y 1 Group Health2 2 Segregated Funds 2 Group Pensions 1 ASIA ASIA ASIA ASIA Country Rank Country Rank Hong Kong 4 Singapore 6 Vietnam 3 Thailand2 11 Philippines2 5 Malaysia 11 China 4 Japan 25 Indonesia 6 Taiwan 28 Sources: Various independent market surveys including LIMRA, Fraser, etc. Data as of 12/31/03 except where noted. 1 Tied with Great-West Life Assurance Company. 2Based on sales as at 12/31/02

(Can. Div.) Premiums and deposits $7,140 $4,112 Funds under management $39,921 $16,713 Shareholders' net income $497 $91 Results for 2003* *(in millions for the year ended Dec. 31, 2003)

Bruce Gordon Executive Vice President & General Manager Canadian Division, Manulife Financial April 7, 2004